UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CKX Lands, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

12562N104

(CUSIP Number)

William Gray Stream

2417 Shell Beach Drive

Lake Charles, LA 70601

(337) 433-1055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

1.	Name of Reporting Person William Gray Stream
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 42,679 shares of Common Stock
	8.	Shared Voting Power 79,538 shares of Common Stock
	9.	Sole Dispositive Power 42,679 shares of Common Stock
	10.	Shared Dispositive Power 79,538 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,217 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

Page 3 of 6 Pages

SCHEDULE 13D

INTRODUCTORY NOTE

This filing relates to the equity securities of CKX Lands, Inc., a Louisiana corporation (“CKX”) and is filed by William Gray Stream, the President and a director of CKX. As a director and officer of CKX, Mr. Stream has an active role in the corporate strategy and business decisions of CKX. Mr. Stream beneficially owns (or may be deemed to beneficially own) shares of CKX’s common stock as an investment. As a precautionary measure, however, Mr. Stream has elected to file this Statement on Schedule 13D rather than Schedule 13G given Mr. Stream’s role as a director and officer of CKX. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by Mr. Stream that such a statement is required to be filed pursuant to Section 240.13d-1(e) or otherwise, or that Mr. Stream holds securities of CKX with a purpose or effect of changing or influencing the control of CKX, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by Mr. Stream that he does not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of CKX, or in connection with or as a participant in any transaction having that purpose or effect. This Amendment No. 1 to Schedule 13D amends the original Schedule 13D filed on December 3, 2020.

ITEM 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value (the “Common Stock”), of CKX Lands, Inc., whose principal executive offices are located at 2417 Shell Beach Drive, Lake Charles, LA 70601.

ITEM 2. Identity and Background.

(a) This statement is filed on behalf William Gray Stream (the “Reporting Person”).

(b) The Reporting Person’s business address is 2417 Shell Beach Drive, Lake Charles, LA 70601.

(c) The Reporting Person is principally employed as President of Matilda Stream Management, Inc. (“MSM”), whose address is 2417 Shell Beach Drive, Lake Charles, LA 70601. MSM is the management company for all of the Stream family’s business and investing activities, which include interests in land and natural resources, primarily in Louisiana, and primarily comprised of oil and gas interests, timber, agricultural properties, and ranch land.

(d)(e) During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

See Item 5.

Page 4 of 6 Pages

ITEM 4. Purpose of Transaction.

The Reporting Person beneficially owns (or may be deemed to beneficially own) shares of the Common Stock as an investment. The Reporting Person does not have any plans or proposals that relate to or would result in any of the following actions except as set forth below and in the last paragraph of Item 4:

●

The acquisition by any person of additional securities of CKX or the disposition of securities of CKX, other than in connection with stock-based awards granted under CKX’s equity compensation plan; the acquisition of shares for investment purposes or disposition of shares from time to time for diversification purposes; the disposition of shares for civic, religious or charitable purposes; and/or the disposition of shares for family or estate planning purposes;

●	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CKX;

●	A sale or transfer of a material amount of assets of CKX;

●	Any change in the present board of directors or management of CKX, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

●	Any material change in the present capitalization or dividend policy of CKX;

●	Any other material change in CKX’s business or corporate structure;

●	Changes in CKX’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CKX by any person;

●

Causing a class of securities of CKX to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

●	Causing a class of securities of CKX to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

●	Any action similar to any of those enumerated above.

The Reporting Person is an officer and director of CKX and, as such, participates in deliberations of the Board of Directors that could involve actions such as the foregoing from time to time; and, in keeping with his fiduciary duty as an officer and director, considers and makes proposals or recommendations to the Board of Directors that could involve actions such as the foregoing from time to time.

ITEM 5. Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to be the beneficial owner of 122,217 shares of Common Stock, representing approximately 6.2% of the shares of Common Stock outstanding.

(b) The 122,217 shares of Common Stock that the Reporting Person may be deemed to beneficially own are held as follows:

●

The Reporting Person directly beneficially owns 20,331 shares of Common Stock that he holds in his name. He has the sole power to vote or direct the vote and to dispose or direct the disposition of these 20,331 shares.

●

The Reporting Person holds 7,311 restricted stock units issued under the CKX Stock Incentive Plan that will vest in the next 60 days (if he remains employed by CKX until through vesting date) and entitle him to receive 7,311 shares of Common Stock.

●

15,037 shares are beneficially owned by Sierra Pelican, L.L.C., a Louisiana limited liability company (“SP”), of which the Reporting Person is the sole manager and a member. The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of SP’s shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 15,037 shares held by SP, except to the extent of his pecuniary interest therein.

Page 5 of 6 Pages

●

2,050 shares are beneficially owned by Matilda Gray Stream. The Reporting Person and Harold H. Stream, III have power of attorney for Mrs. Stream and share with her the power to vote or direct the vote and to dispose or direct the disposition of her 2,050 shares. The Reporting Person disclaims beneficial ownership of Mrs. Stream’s 2,050 shares.

●

34,000 shares are beneficially owned by Stream Family Limited Partnership, a Texas limited partnership (“SFLP”), of which the Reporting Person is a limited partner. MSM is the general partner of SFLP. The Reporting Person is the President and a shareholder of MSM and shares the power to vote or direct the vote and to dispose or direct the disposition of SFLP’s shares of Common Stock with Harold H. Stream, III, MSM’s Chief Executive Officer, and Bruce Kirkpatrick, MSM’s Chief Financial Officer. The Reporting Person disclaims beneficial ownership of the 34,000 shares held by SFLP, except to the extent of his pecuniary interest therein.

●

35,644 shares are beneficially owned by Stream Family Trust, L.L.C., a Louisiana limited liability company (“SFT”). Harold H. Stream, III is the sole manager of SFT, and shares the power to vote or direct the vote and to dispose or direct the disposition of SFT’s shares of Common Stock with the Reporting Person and Bruce Kirkpatrick, each of whom are authorized officers of SFT. The Reporting Person disclaims beneficial ownership of the 35,644 shares held by SFT.

●

7,844 shares are beneficially owned by Stream Investment Holdings II, L.L.C., a Louisiana limited liability company (“SIH II”). SFLP owns 99.95% of SIH II. Harold H. Stream, III is the sole manager SIH II, and shares the power to vote or direct the vote and to dispose or direct the disposition of SIH II’s shares of Common Stock with the Reporting Person, who is authorized to make voting and dispositive decisions over the shares. The Reporting Person disclaims beneficial ownership of the 7,844 shares held by SIH II, except to the extent of his pecuniary interest therein.

All of the shares of Common Stock described above are held for investment purposes. The Reporting Person purchased the shares held in his name with personal funds, and SP, SFLP, SFT and SIH II purchased their shares with their respective working capital. The Reporting Person is not aware of the circumstances surrounding Mrs. Stream’s acquisition of her shares, all of which she originally acquired in 1930 and 1931 when she was a minor child.

The business address of each of Matilda Gray Stream, Harold H. Stream, III and Bruce Kirkpatrick is is 2417 Shell Beach Drive, Lake Charles, LA 70601, and each of them is a citizen of the United States. Mrs. Stream is not employed. Harold H. Stream, III is principally employed as Chief Executive Officer of MSM, and Bruce Kirkpatrick is principally employed as Chief Financial Officer of MSM. During the last five years, none of Mrs. Stream, Harold H. Stream, III or Bruce Kirkpatrick has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On June 13, 2022, the Reporting Person was granted 140,124 performance shares under the CKX Stock Incentive Plan, 15,792 of which were vested on the grant date, entitling him to receive 15,792 shares of Common Stock. Pursuant to the Plan, the Reporting Person elected to have CKX withhold 5,083 shares from the settlement of the restricted stock units to satisfy withholding tax obligations, so he received a net number of 10,709 shares of Common Stock. Also on June 13, 2022, the Reporting Person received a grant of 38,378 restricted stock units, 7,311 of which are scheduled to vest within the next 60 days if the Reporting Person remains employed by CKX through the vesting date. Upon vesting, the Reporting Person is entitled to receive 7,311 shares of Common Stock.

(d) Matilda Gray Stream has the right to receive, and she, the Reporting Person and Harold H. Stream, III, have the power to direct the receipt of dividends from, or proceeds from the sale of, Mrs. Stream’s 2,050 shares of Common Stock. SP, SFLP, SFT and SIH II have the right to receive dividends and proceeds from the sale of the shares of Common Stock beneficially held by each of them. The Reporting Person, Harold H. Stream, III and Bruce Kirkpatrick have the power to direct the receipt of dividends or proceeds from the sale of the shares of Common Stock beneficially owned by SFLP and SFT, and the Reporting Person and Harold H. Stream, III have the power to direct the receipt of dividends or proceeds from the sale of shares of Common Stock beneficially owned by SIH II.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has the power to vote, purchase and sell shares of Common Stock for all of the Stream family companies.

Page 6 of 6 Pages

ITEM 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ William Gray Stream
Name: William Gray Stream

Dated: June 24, 2022